STEALTHGAS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our interim unaudited condensed consolidated financial statements and the notes thereto included elsewhere in this report and our management’s discussion and analysis included in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements for the period from October 12, 2004 (inception) through December 31, 2004 and the years ended December 31, 2005 and December 31, 2006 and the notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the Securities and Exchange Commission, or SEC, on June 5, 2007.

Results of operations

Three months ended June 30, 2007 compared to three months ended June 30, 2006.

The average number of vessels in our fleet was 29.3 for the three months ended June 30, 2007 compared to 25.1 for the three months ended June 30, 2006.

VOYAGE REVENUES – Voyage revenues for the three months ended June 30, 2007 were $19.9 million compared to $17.2 million for the three months ended June 30, 2006, an increase of $2.7 million or 15.7%. The average daily TCE (Time Charter Equivalent) rate for the three months ended June 30, 2007 was $7,075 an increase of $153, or 2.2%, compared to an average daily TCE (Time Charter Equivalent) rate of $6,922 for the three months ended June 30, 2006. Total voyage days for our fleet were 2,675 for the three months ended June 30, 2007 compared to 2,253 for the three months ended June 30, 2006. Of the total voyage days for the three months ended June 30, 2007, 1,674, or 62.6%, were time charter days and 841, or 31.4%, were bareboat charter days, for a total of 5,515 charter days, and 160, or 6.0%, were spot voyage days, for a total of 2,675 voyage days and a fleet utilization rate of 98.2%. This compares to 1,445, or 64.1%, time charter days and 444 or 19.7% bareboat charter days, and 364, or 16.2%, spot charter days, for the three months ended June 30, 2006. Our fleet utilization was 98.2% for the three months ended June 30, 2007 compared to 98.8% for the three months ended June 30, 2006.

The growth in revenue reflects principally the increase in the average numbers of vessels in our fleet from 25.1 vessels in the three months ended June 30, 2006 to 29.3 vessels in the three months ended June 30, 2007. During the three months ended June 30, 2007 the Gas Arctic, the Gas Ice, the Birgit Kosan, the Gas Marathon, the Gas Prophet (currently named the M.T. Ming Long pursuant to its charter arrangements), the Sir Ivor, the Lyne, the Batangas, and the Gas Eternity were employed under bareboat charters. The Sea Bird II and the Chiltern were employed on bareboat charter for part of the three months ended June 30, 2007. Bareboat charters are generally for lower monthly rates, however, under bareboat charters we are not responsible for voyage or operating expenses or drydocking and special survey expenses. The prevailing charter rates in the handy size LPG sector for the three months ended June 30, 2007 were higher than the three months ended June 30, 2006, and this was partially offset by the 43 days off hire for the Gas Shanghai due to a previously reported incident in Vietnam, which affected revenues for the three months ended June 30, 2007.

VOYAGE EXPENSES – Voyage expenses, were $1.0 million for the three months ended June 30, 2007 and were $1.6 million for the three months ended June 30, 2006, a decrease of $0.6 million, or 37.5%. Voyage expenses consisted of bunker charges in the amount of $0.2 million, port expenses of $0.2 million, commissions charged by third parties of $0.3 million, commissions charged by related parties of $0.2 million and other voyage expenses of $0.013 million. Compared to the three months ended June 30, 2006 where the same expenses were $0.8 million, $0.3 million, $0.3 million, $0.2 million and $0.005 million respectively. The decrease in voyage expenses is mainly attributable to the fewer number of days that vessels in the three months ended June 30, 2007 traded on the spot market compared to the three months ended June 30, 2006. Under spot charters we are responsible for all of the above types of voyage expenses, whereas under time charters we are not responsible for bunker, port and canal expenses.

VESSEL OPERATING EXPENSES – Vessel operating expenses were $5.5 million for the three months ended June 30, 2007 and were $4.7 million for the three months ended June 30, 2006, an increase of $0.8 million, or 17%, due primarily to the increase in the average number of vessels in our fleet compared to the three months ended June 30, 2006. For the three months ended June 30, 2007, crew wages totaled $3.1 million compared to $2.7 million in the three months ended June 30, 2006. Due to strong demand for and limited supply of well qualified crew, we expect continued upward pressure on crew wages. Other significant increases in vessel operating expenses were repairs and maintenance, which increased from $0.5 million for the three months ended June 30, 2006 to $0.8 million for the three months ended June 30, 2007.

DRY DOCKING COSTS – There were no dry docking costs in the three months ended June 30, 2007 compared to $0.4 million in the three months ended June 30, 2006, which were related to the Gas Zael, the Gas Crystal and the Gas Cathar.

MANAGEMENT FEES – Management fees were $0.9 million for the three months ended June 30, 2007 compared to $0.8 million for the three months ended June 30, 2006, an increase of $0.1 million, or 12.5%, reflecting the increase in the average number of vessels in our fleet and the increase, effective January 1, 2007, of the management fee payable by us under our management agreement with Stealth Maritime for vessels under time and spot charter from an average of $ 379 per day per vessel to a fixed $440 per day per vessel. For vessels under bareboat charter management fees are now fixed at $125 per day per vessel, whereas they averaged $122 for the three months ended June 30, 2006 due to exchange rate fluctuations between the Euro and the U.S. dollar.

GENERAL AND ADMINISTRATIVE EXPENSES – General and administrative expenses were $0.9 million for the three months ended June 30, 2007 compared $1.0 million for the three months ended June 30, 2006, a decrease of $0.1 million, or 10.0%. This decrease was due primarily to higher costs incurred in regard to activities related to compliance with the requirements of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, during the three months ended June 30, 2006 than during the three months ended June 30, 2007, offset in part by increased compensation expense during the 2007 period.

DEPRECIATION – Depreciation expenses for the 29.3 average number of vessels in our fleet for the three months ended June 30, 2007 were $3.8 million compared to $3.1 million for the 25.1 average number of vessels in our fleet for the three months ended June 30, 2006, an increase of $0.7 million, or 22.6%.

INTEREST  AND FINANCE COSTS – Interest and finance costs were $2.5 million for the three months ended June 30, 2007 compared to $1.7 million for the three months ended June 30, 2006,

an increase of $0.8 million, or 47%, resulting primarily from increased indebtedness incurred to fund vessel acquisitions and higher prevailing interest rates for U.S. dollar denominated debt..

CHANGE IN FAIR VALUE OF DERIVATIVES – For the three months ended June 30, 2007 we had a non–cash profit on derivatives of $0.3 million based on the estimated value of the two interest rate swaps with DnB NOR Bank ASA and Fortis Bank, compared to a non–cash profit of $0.7 million for the three months ended June 30, 2006.

INTEREST INCOME – Net interest income was $0.1 million for the three months ended June 30, 2007, compared to $0.2 million for the three months ended June 30, 2006, a decrease of $0.1 million, reflecting lower cash balances on which we earned interest in the three months ended June 30, 2007 compared to the three months ended June 30, 2006.

FOREIGN EXCHANGE LOSS – For the three months ended June 30, 2007 we incurred a foreign exchange loss of $0.033 million compared to a loss of $0.030 million for the three months ended June 30, 2006.

NET INCOME – As a result of the above factors, net income was $5.7 million for the three months ended June 30, 2007, representing an increase of $1.1 million, or 23.9%, from net income of $4.6 million for the three months ended June 30, 2006.

Six months ended June 30, 2007 compared to six months ended June 30, 2006.

The average number of vessels in our fleet was 29.9 for the six months ended June 30, 2007 compared to 23.8 for the six months ended June 30, 2006.

VOYAGE REVENUES – Voyage revenues for the six months ended June 30, 2007 were $40.6 million compared to $34.2 million for the six months ended June 30, 2006, an increase of $6.4 million or 18.7%. The average daily TCE rate for the six months ended June 30, 2007 was $7,308 a decrease of $69, or 1.0%, compared to an average daily TCE rate of $7,377 for the six months ended June 30, 2006. Total voyage days for our fleet were 5,254 for the six months ended June 30, 2007 compared to 4,268 for the six months ended June 30, 2006. Of the total voyage days for the six months ended June 30, 2007, 3,419, or 65.1%, were time charter days and 1,561, or 29.7%, were bareboat charter days and 274, or 5.2%, were spot voyage days. This compares to 2,951, or 69.1%, time charter days, 835, or 19.6%, bareboat charter days and 482, or 11.3%, spot voyage days for the six months ended June 30, 2006. Our fleet utilization was 99.1% for the six months ended June 30, 2007 compared to 99.3% for the six months ended June 30, 2006.

The growth in revenue reflects principally the increase in the average numbers of vessels in our fleet from 23.8 vessels in the six months ended June 30, 2006 to 29.9 vessels in the six months ended June 30, 2007. During the six months ended June 30, 2007 the Gas Arctic, the Gas Ice, the Birgit Kosan, the Gas Marathon, the Gas Prophet (currently named the M.T. Ming Long pursuant to its charter arrangements), the Sir Ivor, the Lyne, the Batangas, the Gas Eternity, the Sea Bird II and the Chiltern were employed on bareboat charters. Bareboat charters are generally for lower monthly rates, however, under bareboat charters we are not responsible for voyage or operating expenses. Although our revenues increased due to our larger fleet size, the prevailing charter rates in the handy size LPG sector for the six months ended June 30, 2007 were marginally lower than the six months ended June 30, 2006, as well as the 43 days off hire for the Gas Shanghai due to a previously reported incident in Vietnam which also negatively affected revenues for the six months ended June 30, 2007.

VOYAGE EXPENSES – Voyage expenses, were $2.2 million for the six months ended June 30, 2007 compared to $2.7 million for the six months ended June 30, 2006, a decrease of $0.5 million, or 18.5%. Voyage expenses consisted of bunker charges in the amount of $0.5 million, port expenses of $0.5 million, commissions charged by third parties of $0.7 million, commissions charged by related parties of $0.5 million and other voyage expenses of $0.1 million. Compared to the six months ended June 30, 2006 where the same expenses were $1.0 million, $0.6 million, $0.7 million, $0.4 million and $0.010 million respectively. The decrease in voyage expenses is mainly attributable to the reduced number of days that vessels in the six months ended June 30, 2007 traded on the spot market compared to the six months ended June 30, 2006. Under spot charters we are responsible for all of the above types of voyage expenses, whereas under time charters we are not responsible for bunker, port and canal expenses.

VESSEL OPERATING EXPENSES – Vessel operating expenses were $10.8 million for the six months ended June 30, 2007 and were $9.1 million for the six months ended June 30, 2006 an increase of $1.7 million, or 18.7%, due primarily to the increase in the average number of vessels in our fleet compared to the six months ended June 30, 2006. For the six months ended June 30, 2007 crew wages totaled $5.9 million compared to $5.1 million in the six months ended June 30, 2006. Due to strong demand for and limited supply of well qualified crew, we expect continued upward pressure on crew wages. Other significant increases in vessel operating expenses were repairs and maintenance, which increased from $0.9 million to $1.4 million, and spares and consumable stores which increased from $1.6 million to $1.8 million for the six months ended June 30, 2007.

DRY DOCKING COSTS – There were no dry docking costs in the six months ended June 30, 2007 compared to $0.4 million in the six months ended June 30, 2006 which were related to three of our vessels the Gas Zael, the Gas Crystal and the Gas Cathar.

MANAGEMENT FEES – Management fees were $1.8 million for the six months ended June 30, 2007 compared to $1.4 million for the six months ended June 30, 2006, an increase of $0.4 million, or 28.6%, reflecting the increase in the average number of vessels in our fleet and the increase effective January 1, 2007 of the management fee payable by us under our management agreement with Stealth Maritime for vessels under time and spot charter from an average of $ 375 per day per vessel to a fixed $440 per day per vessel. Management fees for vessels under bareboat charter were at a fixed rate of $125 per day per vessel for the six months ended June 30, 2007, compared to an average of $122 per day per vessel for the six months ended June 30, 2006.

GENERAL AND ADMINISTRATIVE EXPENSES – General and administrative expenses were $1.7 million for the six months ended June 30, 2007 compared to $1.6 million for the six months ended June 30, 2006, an increase of $0.1 million, or 6.3%. This increase was due primarily to increased auditor fees and compensation expenses, offset in part by lower costs incurred in the six months ended June 30, 2007 than in the six months ended June 30, 2006 for Sarbanes-Oxley compliance activities.

DEPRECIATION – Depreciation expenses for the 29.9 average number of vessels in our fleet for the six months ended June 30, 2007 were $7.5 million compared to $5.9 million for the 23.8 average number of vessels in our fleet for the six months ended June 30, 2006, an increase of $1.6 million, or 27.1%.

INTEREST  AND FINANCE COSTS – Interest and finance costs were $4.9 million for the six months ended June 30, 2007 compared to $3.1 million for the six months ended June 30, 2006, an increase of $1.8 million, or 58%, resulting primarily from increased indebtedness incurred to fund vessel acquisitions and higher prevailing interest rates for U.S. dollar denominated debt.

CHANGE IN FAIR VALUE OF DERIVATIVES – For the six months ended June 30, 2007 we had a non–cash profit on derivatives of $0.3 million based on the estimated value of the two interest rate swaps with DnB NOR Bank ASA and Fortis Bank, compared to a non–cash profit of $1.3 million for the six months ended June 30, 2006.

INTEREST INCOME – Net interest income was $0.4 million for each of the six months ended June 30, 2007 and the six months ended June 30, 2006.

FOREIGN EXCHANGE LOSS – For the six months ended June 30, 2007 we incurred a foreign exchange loss of $0.043 million compared to a loss of $0.041 million for the six months ended June 30, 2006.

NET INCOME – As a result of the above factors, net income was $12.3 million for the six months ended June 30, 2007, representing an increase of $0.7 million, or 6.0%, from net income of $11.6 million for the six months ended June 30, 2006.

Liquidity and Capital Resources

Since our inception, our principal source of funds has been equity provided by our affiliates, proceeds from our initial public offering, proceeds from our follow-on public offering concluded in July 2007, cash generated by our operations and bank borrowings. Our principal use of funds has been to acquire our vessels, to maintain the quality of our LPG vessels, to comply with international standards, laws and regulations and to fund working capital requirements.

We expect to fund the purchase price for the three vessels that we have agreed to acquire, two of which are scheduled for delivery in October 2007 and one of which is scheduled for delivery in February 2008, with cash generated by our operations and from part of the proceeds from our follow-on public offering.

Overall we will continue to rely upon operating cash flows and bank borrowings, as well as future financings, to fund any additional vessel acquisitions we make in the future. In addition to the $6.8 million outstanding under the Scotiabank Facility as of June 30, 2007, which was incurred in connection with the acquisition the Gas Icon, we intend to drawdown the remaining $40.1 million available under the Scotiabank Facility and use such borrowings to fund a portion of the purchase price for the Gas Premiership and five additional vessels that we intend to acquire by the end of the first quarter of 2008. Following the delivery of our three contracted vessels, nine of our vessels, the Gas Prodigy, the Gas Chios, the Gas Crystal, the Catterick, the Gas Spirit, the Gas Fortune, the Gas Haralambos, the Seabird II and the Gas Premiership, will be unencumbered. As a result, in addition to the remaining $40.1 million under our $46.9 million Scotiabank Facility, we may incur additional indebtedness secured by certain or all of these nine vessels. We expect to use these resources, together with cash from operations, to fund a portion of the purchase price for the Gas Premiership and five other vessels by the end of the first quarter of 2008, as well as for additional vessel acquisitions during the remainder of 2008. In addition, we may in the future finance additional growth through subsequent equity offerings.

We believe that, unless there is a major and sustained downturn in market conditions, our internally generated cash flows and the borrowings under our new or existing credit facilities will be sufficient to fund the operations of our fleet, including working capital requirements.

Since the formation of the Company in October 2004 and our subsequent initial public offering in October 2005 we have continued to implement our strategy of growth by acquisition of LPG carriers, to become a market leader within the handysize (3,000 to 8,000 cbm) LPG carrier sector, using the resources outlined above.

For a full description of our credit facilities please refer to the discussion under the heading “—Loan Agreements” below.

Our dividend policy will also impact our future liquidity position. For a description of our dividend policy, see “Item 8. Financial Information — Dividend Policy” of our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on June 5, 2007.

Loan Agreements

We currently have loan agreements with Fortis Bank, DnB NOR Bank ASA and Scotiabank.

For a full description of our credit facility with Scotiabank, which we entered into during the three months ended June 30, 2007, see below under “(Scotiabank”, and for a full description of our credit facilities with Fortis Bank and DnB NOR Bank ASA see “Item 5. Operating and Financial Review and Prospects — Loan Agreements” of our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on June 5, 2007. In June 2007, our loan agreements with Fortis Bank and DnB NOR Bank ASA were amended to lower the minimum percentage of our outstanding capital stock that is required to be beneficially owned by members of the Vafias family from 30% to 15%.

In addition to our loan agreements with Fortis Bank, DnB NOR Bank ASA and Scotiabank, in the second quarter of 2007 we also entered into a 60-day unsecured bridge facility with our affiliate Brave Maritime Corp., which is described below, and which was repaid and cancelled in the third quarter of 2007.

Scotiabank

On June 21, 2007, we entered into a loan agreement with Scotiabank (Ireland) Limited, as lender, Scotiabank Europe plc, as security trustee, and The Bank of Nova Scotia, as swap bank, for two loan facilities totaling of $46.9 million (the “Scotiabank Facility”). The Scotiabank Facility is secured by a mortgage on the Gas Icon and future borrowing thereunder will be secured by mortgages on one or more of the Gas Sikousis, the Gas Kalogeros, the Gas Sophie and the Gas Zael. Borrowings under this facility bear interest at a rate of LIBOR plus 0.70%. The Scotiabank Facility is comprised of two parts:

Facility 1, which is secured by the Gas Icon and will be further secured by the Gas Sophie, is an 8-year term facility in a total amount of $12.4 million repayable in one installment of $0.46 million due six months from drawdown followed by 15 semi-annual installments of $0.62 million and a balloon payment of $2.7 million payable with the 16th installment. On June 21, 2007 we borrowed $6.75 million under Facility 1 to fund a portion of the purchase price for the Gas Icon.

Facility 2, which will be secured by the Gas Sikousis, the Gas Kalogeros and the Gas Zael, is a 10-year term facility in a total amount of $34.5 million repayable by 20 installments of $1.1 million commencing six months from drawdown and a balloon payment of $13.3 million payable with the 20th installment.

Currently the $5.65 million of availability remaining under Facility 1 and all of Facility 2 remain undrawn, as a consequence of our follow-on public offering in July 2007. The facilities remain available to us for drawdowns until December 21, 2007.

The loan agreement with Scotia Capital contains financial covenants requiring that (i) the aggregate market value of the vessels mortgaged there under at all times exceeds 125% of the amount outstanding under the loan, (ii) our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at anytime exceed 80%, (iii) our interest coverage ratio, which is defined as EBITDA divided by interest expense, is at all times more than 2.5 times and (iv) that at least 15% of our outstanding capital stock is beneficially owned by members of the Vafias family. The loan agreement also requires that a minimum cash balance of $0.2 million per vessel secured there under be deposited with the bank at all times and will contain a covenant limiting amounts paid as dividends to 50% of free cash flow for any twelve-month period.

Brave Maritime Corp.

On May 16, 2007, we entered into a 60-day unsecured bridge facility, the maturity of which we extended for an additional 60 days pursuant to our option to do so, with our affiliate Brave Maritime Corp. in the amount of $35.0 million with interest payable at a margin of 0.80% over three month LIBOR. The facility was utilized to fund a portion of the purchase price for the Chiltern, the Gas Evoluzione and the Gas Renovatio. The Gas Renovatio was delivered to us on May 29, 2007, the Chiltern was delivered to us on June 28, 2007 and the Gas Evoluzione was delivered to us July 23, 2007.

On July 24, 2007 we repaid the full outstanding principal amount of $26.5 million under the unsecured bridge facility from Brave Maritime Corp;, plus accrued interest of $144,418, utilizing a portion of the proceeds of our follow-on public offering completed in July 2007. The facility was subsequently cancelled.

We believe that the terms of this facility were no less favorable than we could have obtained from an unaffiliated lender for a similar facility.

Cash Flows

NET CASH PROVIDED BY OPERATING ACTIVITIES – was $24.7 million for the six months ended June 30, 2007 compared to $16.6 million for the six months ended June 30, 2006, an increase of $ 8.1 million, or 48.8%. This represents the net amount of cash, after expenses, generated by the chartering activities of our vessels. Stealth Maritime, on our behalf, collects our chartering revenues and pays our expenses.

NET CASH USED IN INVESTING ACTIVITIES – was $61.9 million for the six months ended June 30, 2007 compared to $80.3 million for the six months ended June 30, 2006, a decrease of $18.4 million, or 22.9%. The primary reason for the decrease was the acquisition of the Sea Bird II, which was funded entirely with cash provided by operations, without recourse to bank debt, and the acquisitions of the Gas Icon, Gas Renovatio and the Chiltern, during the six months ended June 30, 2007, compared to the acquisition of four vessels, the Gas Nemesis, the

Lyne, the Sir Ivor and the Batangas, during the six months ended June 30, 2006. The acquisition of the Gas Icon was funded with cash from operations and drawings under our Scotiabank Facility and the acquisitions of the Gas Renovatio and the Chiltern were funded with cash from operations and drawings under our bridge facility with Brave Maritime Corp. The funding for the acquisition of the Sea Bird II was provided by cash from operations.

NET CASH PROVIDED BY FINANCING ACTIVITIES – was $32.0 million for the six months ended June 30, 2007, reflecting primarily the drawdown of $27.0 million of long term debt less $9.5 million repaid, the proceeds of $18.0 million drawn down under the Brave Maritime Corp Bridge Facility , the payment of $5.4 million of dividends and the receipt of $2.0 million in customer deposits. This compares to $46.9 million provided by net cash from financing activities in the six months ended June 30, 2006, reflecting primarily the drawdown of $100.4 million of long term debt less $47.7 million repaid and the payment of $5.3 million in dividends.

Dry Docking and Special Survey Costs

None of our vessels was dry docked or underwent special survey during the six months ended June 30, 2007 compared to aggregate dry docking costs of $0.4 million incurred during the six months ended June 30, 2006 with respect to the Gas Zael, the Gas Crystal and the Gas Cathar.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Recent Developments

On July 18, 2007, we completed a follow-on public offering of 7,200,000 shares at a price of $18.00 per share. The gross proceeds from the offering amounted to $129,600,000. The net proceeds, after the underwriters’ discounts and commissions but before expenses payable by us, amounted to $122,472,000. The underwriters partially exercised their over-allotment option, purchasing 460,105 shares of our common stock from us on August 1, 2007. The gross proceeds from the sale of these additional shares amounted to $8,281,890. The net proceeds, after the underwriters’ discounts and commissions but before expenses payable by us, from the sale of these additional shares amounted to $7,826,386

On July 19, 2007, we entered into a memorandum of agreement to acquire one additional vessel, named the Gas Premiership, which is scheduled to be delivered to us in February 2008.

On July 24, 2007, we repaid the principal amount of $26.5 million, plus accrued interest of $144,418, outstanding under our bridge facility with Brave Maritime Corp., whereupon the facility was also cancelled.

We took delivery of the Gas Evoluzione, the Gas Kalogeros and the Gas Sikousis on July 23, 2007, July 27, 2007 and August 3, 2007, respectively.

On August 14, 2007, the Remuneration Committee of our Board of Directors approved the award of 100,000 restricted shares to our Chief Executive Officer Mr. Harry Vafias under our 2005 Equity Compensation Plan, as amended and restated on June 26, 2007. These restricted shares will vest as follows: 50,000 on October 1, 2007, 25,000 on October 1, 2008 and 25,000 on October 1, 2009.

On August 14, 2007, our Board of Directors approved the award of 6,000 restricted shares to the Chairman of our Board of Directors Mr. Michael G. Jolliffe under our 2005 Equity Compensation Plan, as amended and restated on June 26, 2007. These restricted shares will vest as follows: 2,000 on October 1, 2007, 2,000 on October 1, 2008 and 2000 on October 1, 2009.

On August 14, 2007, our Board of Directors approved the award of 4,000 restricted shares to non-executive director and Chairman of the Audit Committee, Mr. Markos Drakos under our 2005 Equity Compensation Plan, as amended and restated on June 26, 2007. These restricted shares will vest as follows: 1,333 on October 1, 2007, 1,333 on October 1, 2008 and 1,334 on October 1, 2009.

On August 14, 2007, our Board of Directors approved the award of 2,000 restricted shares to non-executive director Mr. Thanassis G. Martinos under our 2005 Equity Compensation Plan, as amended and restated on June 26, 2007. These restricted shares will vest as follows: 666 on October 1, 2007, 667 on October 1, 2008 and 668 on October 1, 2009.

On August 14, 2007, our Board of Directors declared a cash dividend of $0.1875 per share of common stock payable on August 31, 2007 to holders of record on August 24, 2007. The total amount of $3,969,753 was paid on August 31, 2007.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although StealthGas Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, StealthGas Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in Stealth Gas Inc.’s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by StealthGas Inc. with the SEC.